CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION
INFA-1101

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [* * *].
June 20, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Craig Wilson
Robert Benton

Re:	Informatica Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 5, 2011
File No. 000-25871

Ladies and Gentlemen:
Informatica Corporation (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 23, 2011, relating to the Company's Form 10-K filed on February 25, 2011 (the “Form 10-K”) and Form 10-Q filed on May 5, 2011(the “Form 10-Q”) (File No. 000-25871).
In this letter, we have recited the Staff's comments in italicized, bold type and have followed each comment with our response.

Securities and Exchange Commission
June 20, 2011

CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION
INFA-1101

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Tax Provision, page 40

1.
Tell us how you considered expanding your disclosures to explain, in greater detail, the nature and location of your high and low tax jurisdictions and how those jurisdictions related to, or impact, your foreign and domestic effective tax rates. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

In response to the Staff's comment, we will expand our disclosure in the “Income Tax Provision” section of “Management's Discussion and Analysis of Financial Condition and Results of Operations” and in the risk factor entitled “Our effective tax rate is difficult to project…” in our future filings substantially as follows:

“We are a United States-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. A significant portion of our foreign earnings for the current fiscal year were earned by our Netherlands subsidiaries. Our results of operations would be adversely affected to the extent that our geographical mix of income becomes more weighted toward jurisdictions with higher tax rates and would be favorably affected to the extent the relative geographic mix shifts to lower tax jurisdictions. Any change in our mix of earnings is dependent upon many factors and is therefore difficult to predict.”
Liquidity and Capital Resources, page 40

2.
Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

We respectfully advise the Staff that on pages 39 to 40 of the Form 10-Q, we disclosed the following:

“Approximately a quarter of our cash, cash equivalents, and marketable securities are held by our foreign subsidiaries. Our intent is to permanently reinvest our earnings from foreign operations, and current plans do not anticipate that we will need funds generated from foreign operations to fund our domestic operations. In the event funds from foreign operations are needed to fund operations in the United States and if U.S. tax has not already been previously provided, we would be required to accrue and pay additional U.S. taxes in order to repatriate these funds.”

We believe that this disclosure is sufficient to provide investors with the amount of cash and investments that are currently held by our foreign subsidiaries and the impact of repatriating the undistributed earnings of foreign subsidiaries. We will continue to include this disclosure in future filings.

Securities and Exchange Commission
June 20, 2011

CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION
INFA-1101

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 59

3.
We note your disclosure on page 29 which indicates that revenue from arrangements with resellers and distributors are recognized on a sell-through basis, which in most cases is when cash is collected. Also, we note from your prior response letter dated December 30, 2009 that you intended to provide the following disclosure in future filings: “We require evidence of seller-through from resellers and distributors for order acceptance. We then recognize revenue from resellers and distributors for order acceptance. We then recognize revenue from resellers and distributors upon shipment if all other revenue recognition criteria are met, which in substantially all cases is upon collection.” Please confirm that you will provide the above disclosure in footnote 2 of the financial statements, in our next periodic filing.

We respectfully advise the Staff that in the “Critical Accounting Policies and Estimates” section of “Management's Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for fiscal 2009 (page 29), our Form 10-Q for the quarter ended March 31, 2010 (page 31), our Form 10-Q for the quarter ended June 30, 2010 (page 32), and our Form 10-Q for the quarter ended September 30, 2010 (page 32), we disclosed the following:
“We require evidence of sell-through from resellers and distributors for order acceptance. We then recognize revenue from resellers and distributors upon shipment if all other revenue recognition criteria are met, which in substantially all cases is upon collection.”
In the Form 10-K, we inadvertently left out the disclosure of requiring evidence of sell-through. We confirm that we have consistently applied sell-through accounting and require evidence of sell-through from resellers and distributors for order acceptance.
After further review, we agree with the Staff's comment and will disclose in both Note 2 of the notes to the financial statements and in the “Critical Accounting Policies and Estimates” section of “Management's Discussion and Analysis of Financial Condition and Results of Operations” in future filings substantially as follows:
“We require evidence of sell-through from resellers and distributors for order acceptance. We then recognize revenue from resellers and distributors upon shipment if all other revenue recognition criteria are met, which in substantially all cases is when cash is collected or when the reseller or distributor is deemed credit-worthy based on their payment history and credit profile to conclude that collectability is probable.”
In our response letter dated December 30, 2009, we stated that “for the vast majority of our resellers and distributors, the collection risk is high because they have very little capital and have a history of paying the Company only upon collection from the end-user. Therefore, we do not recognize revenue until the receipt of cash from the vast majority of our resellers and distributors.” We advise the Staff that many of our resellers and distributors are now deemed credit-worthy based on their payment history and credit profile. As such, for these resellers and distributors, if we accept the order and have determined that collection from the reseller and distributor is probable, we recognize revenue upon shipment provided all other revenue recognition criteria are met. Therefore, we have modified the disclosure from our response letter dated December 30, 2009 because we now believe it is more reflective our current business conditions.

Securities and Exchange Commission
June 20, 2011

CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION
INFA-1101

Note 16. Litigation, page 83

4.
We note the November 8, 2001 securities class action complaint. We also note the preliminary approval to the settlement and that the company is not required to contribute cash unless the pro rata amount paid by the insurer in the settlement exceeds the amount of the insurance coverage. Further, we see that several objectors have filed notices of appeals for the final judgment dismissing the cases upon the settlement. Please tell us of the current status of the complaint, any amounts paid by the insurers and the related insurance coverage amount. Tell us how your current disclosure complies with paragraphs 3 through 5 of ASC 4560-20-50 and SAB Topic 5Y.

We respectfully advise the Staff that there has been no substantive change to the status of the complaint. One of the appeals was recently dismissed, and another appeal was remanded to the District Court to resolve a technical issue as to standing; however, the other appeals remain pending.
Informatica's insurers have paid approximately $650,000 from 2003 to 2011 on our behalf for this claim. At the time of the claim in 2001, we had $30 million in coverage and continue to have maintained at least this amount of coverage. We have not paid, nor do we expect to pay in the future, any amount towards the settlement.
In response to the Staff's comment and to provide further clarity to our investors, we will add the following disclosure with respect to the securities class action complaint in future filings:
“The Company has not paid, and does not expect to pay in the future, any amount towards the settlement. As of June 30, 2011, the Company has not accrued any amounts because further losses are not considered probable or reasonably possible.”
We believe that our current disclosure combined with the additional disclosure that will be made in our future filings is consistent with the guidance in ASC 450-20-50 paragraphs 3 through 5 and related guidance in SAB Topic 5Y.

5.
We note your disclosures on page 84 regarding the two cases with Data Retrieval Technologies LLC and various legal proceeding and claims. Please clarify whether you have accrued for any potential losses related to such litigation. Also, if there is a least a reasonable possibility that a loss exceeding amounts already recognized (or not recognized) may have been incurred and the amount of that additional loss would be material you must either disclose the estimated loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

We respectfully advise the Staff that we have not accrued for any potential losses related to the two cases with Data Retrieval Technologies. Management believed that while a potential loss was reasonably possible, the estimate of any potential loss was deemed to be immaterial. Therefore, we did not disclose the estimate of our potential loss.

[***]

Securities and Exchange Commission
June 20, 2011

CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION
INFA-1101

In addition, we will expand our disclosure in future filings substantially as follows:

“The Company reviews the status of each matter and records a provision for a liability when it is considered both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed quarterly and adjusted as additional information becomes available. If either or both of the criteria are not met, the Company assesses whether there is at least a reasonable possibility that a loss, or additional losses, may be incurred. If there is a reasonable possibility that a material loss may be incurred, the Company discloses the estimate of the possible loss, range of loss, or a statement that such an estimate cannot be made.”

6.
Contingent loss claims which may or may not be covered by insurance should not be presumed as not needing recognition, presentation or disclosure. Assets and liabilities should not be offset in a statement of financial position or for disclosure purposes (i.e., reported at a net amount) unless a right of setoff exists. See ASC 210-20-05-1. Tell us how you are considering any potential insurance proceeds as offsetting any related litigation or settlement claim liabilities for recognition and disclosure purpose.

We respectfully advise the Staff that with respect to our current outstanding litigation, we have not offset any potential insurance proceeds for recognition and disclosure purposes. We evaluate contingent loss claims and record a provision for contingent liabilities when a loss is deemed both (a) probable and (b) reasonably estimable as required under ASC 450-20-25-2, regardless of whether it may be covered by insurance. We would not offset any potential insurance proceeds against any reserve for contingent liabilities unless a right of setoff exists and realization of a claim for recovery of a loss recognized in the financial statements is deemed probable.
Item 9A. Controls and Procedures, page 90

7.
We note your statement that “a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.” If you continue to use this “reasonable assurance” language, you should state clearly, if true, that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://.sec.gov/rules/final/33-8238.htm.

We acknowledge the Staff's comment and in future filings, if true, we will disclose that our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level. We also confirm that our Chief Executive Officer and Chief Financial Officer did conclude that, as of December 31, 2010, our disclosure controls and procedures were effective at the reasonable assurance level.

Securities and Exchange Commission
June 20, 2011

CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION
INFA-1101

Form 10-Q for the Quarterly Period Ended March 31, 2011
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 6

8.
You indicate on page 7 that the company determines the estimated selling price (ESP) by considering factors such as geographies, market conditions, competitive landscape, internal costs, gross margin objectives, and pricing practices. Please tell us and expand your disclosures in future filings to more clearly explain how you determine ESP. In this regard, describe further how each of these factors are used in determining ESP and include a discussion of any other factors, trends, inputs, techniques or assumptions that are incorporated into your analysis. We refer you to ASC 605-25-50-2.

We advise the Staff that we did not have any material revenue arrangements, individually or in aggregate, within the scope of ASU 2009-13 (ASC 605-25) in the first quarter of 2011. As indicated on page 7 of the Form 10-Q, we consider factors such as geographies, market conditions, competitive landscape, internal costs, gross margin objectives, and pricing practices to determine ESP.
In future filings, if and when arrangements within the scope of ASU 2009-13 (ASC 605-25) become material, we will modify the factors we consider as necessary and expand the disclosure on how each of the factors are used in determining ESP in accordance with ASC 605-25-50-2.
* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 20, 2011

CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION
INFA-1101

Please direct your questions or comments regarding the Company's responses to the undersigned at (650) 385-6079. Thank you for your assistance.

Sincerely,
INFORMATICA CORPORATION

/s/ Mark Pellowski
Mark Pellowski
Senior Vice President, Finance

cc:	Pete McGoff, General Counsel, Informatica Corporation
Sam Lazarakis, Ernst & Young LLP
Jose Macias, Wilson Sonsini Goodrich & Rosati, P.C.